CERTIFICATE

(Section 2.20 of National Instrument 54-101)

To:	British Columbia Securities Commission Alberta Securities Commission Saskatchewan Financial Services Commission Ontario Securities Commission Nova Scotia Securities Commission

I, Philip Yee, Chief Financial Officer, VP, Finance and Corporate Secretary of Canarc Resource Corp. (the “Corporation”), hereby certify that the Corporation is relying on section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 and that the Corporation has:

(a)
arranged to have proxy-related materials for the Corporation’s special meeting of shareholders to be held on Monday, October 19, 2020 (the “Meeting”) to be sent in compliance with National Instrument 54-101 (“NI 54-101”) to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)
arranged to have carried out all of the requirements of NI 54-101 in addition to those described in subparagraph (a).

DATED as of the 14th day of September, 2020.

CANARC RESOURCE CORP.

Per:
“Philip Yee”

PHILIP YEE

Chief Financial Officer, VP Finance
and Corporate Secretary